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31 January 2011

National Grid plc
Change of Executive Directors’ Responsibilities, Restructuring and $200m US Efficiency Programme

National Grid plc today announces a change of group executive responsibilities and a major restructuring of its US business to deliver more efficiently and cost-effectively its commitments to its customers and regulators.

National Grid is committed to increasing returns from its US businesses. With effect from April 2011, National Grid is evolving from its current global lines of business model to a regional model supported by global functions, with a tighter jurisdictional and local focus to drive customer value. The restructuring will focus the responsibility for all US businesses under Tom King in the new position of Executive Director and President, US from the beginning of April.

In addition to the appointment of Tom King, Nick Winser will assume the position of Executive Director, UK, responsible for all UK businesses, and responsibility for the UK Gas Distribution business will transfer to Nick from 1 March 2011. As a result, Mark Fairbairn, currently Executive Director, Gas Distribution, will step down from the Board and leave National Grid at the end of March 2011.

National Grid’s existing organisational model is delivering significant cost savings in global functions such as procurement and IS. Following the restructuring we will retain this ability to exploit the benefits of our scale and to standardise processes across our businesses to improve operational and service efficiency.

In the US we are now evolving the structure to incorporate a local regional focus with the appointment of regional presidents in New York, Massachusetts, Rhode Island, Long Island and a president responsible for federally regulated businesses. Each president will be responsible for delivering safe, efficient, reliable and cost effective services for customers and regulators in their local jurisdictions.

This evolution of the US structure will be combined with a targeted reduction in US operating costs of around $200m (£125m) per annum. This will be achieved primarily through the reduction of around 1200 positions across the US employee base representing about 7% of National Grid’s direct US workforce. These are expected to be reductions in management and administrative positions and, where feasible, will be achieved through voluntary redundancy.

Senior management appointments into the new US structure have already been made with a 26% reduction in the number of roles. The remaining appointments are expected to be completed by August 2011, with the targeted savings run rate of $200m p.a. achieved by the end of the 2011/12 financial year. We estimate that the cost of achieving these efficiency savings will be around $100 million, which we expect to be incurred primarily in 2011/12.

Steve Holliday, Chief Executive, said:

“We are committed to improving our US performance. The world has changed over the past four years and our customers and regulators are looking for something more closely attuned to their local needs. We are today announcing a series of organisational changes under a new position of Executive Director and President, US to sharpen the responsibility for delivering this. Since August 2007, our rate filings have increased revenues by $388m and we will continue to file where we do not have the rate plan features we require or where there is a mismatch between costs and revenues. But improving our US performance is not just about revenue – it requires us to increase our efficiency and productivity. Today’s announcement is a significant step on that journey.

I’d like to thank Mark for his significant contribution to National Grid during his 21 years with the company and 4 years on the Board. He has been a valued colleague during a period of significant change for the company and we wish him all the best for the future.”

CONTACTS

National Grid:

Investors

David Rees	+44 (0) 20 7004 3170	+44 (0) 79 0151 1322 (m)
George Laskaris	+1 718 403 2526	+1 917 375 0989 (m)
Andy Mead	+44 (0) 20 7004 3166	+44 (0) 77 5289 0787 (m)
Michael Smart	+44 (0) 20 7004 3214	+44 (0) 77 6729 8988 (m)
Iwan Hughes	+44 (0) 20 7004 3169	+44 (0) 79 0040 5898 (m)

Media

Clive Hawkins	+44 (0) 20 7004 3147	+44 (0) 78 3635 7173 (m)
Debbie Taylor	+44 (0)20 7004 3148	+44 (0)7787 568375 (m)

Brunswick Tom Burns Tom Batchelar	+44 (0) 20 7404 5959

An investor webinar hosted by Steve Holliday, Andrew Bonfield, Tom King and Nick Winser to discuss the Restructuring and US Efficiency Programme will be held on Tuesday 1st February at 10.30am (UK time).

To view and listen live to the webinar please use this link:
http://www.thomson-webcast.net/uk/dispatching/?event—id=0c876b15827f40eb31e59bf68412bfe9&portal—id=2 6e72920ca2c28342e53e63e51efe3ad.

You can also dial in using the following numbers (please note — you can only participate in the Question & Answer section of the webinar via conference call):

UK: +44 (0)20 7138 0824

US: +1 212 444 0481

Please quote confirmation number 3421970 when dialling into the conference

If you cannot make the webinar a replay facility will be available shortly after the webinar has finished by following the link above or alternatively at http://www.nationalgrid.com/corporate/Investor+Relations/ResultsandPresentations/.

A Newswire conference call has been arranged for 2.15pm (UK time) and details are:

UK Free Call: 0800 073 1808
UK Standard International: +44 (0) 1452 541 077
USA Free Call: 1 866 223 0481

Conference ID to all participants: 41075646

Biographies:

Nick Winser, Executive Director:
Nick Winser joined the Board in April 2003 as Executive Director responsible for Transmission. He was previously Chief Operating Officer of the US transmission business for National Grid Transco plc. He joined National Grid Company plc in 1993, becoming Director of Engineering in 2001. Prior to this, he had been with Powergen since 1991 as principal negotiator on commercial matters, having joined the Central Electricity Generating Board in 1983 where he served in a variety of technical engineering roles. He is a Non-executive Director of Kier Group PLC and co-Chair of the Energy Research Partnership.

Tom King, Executive Director:
Tom King was appointed to the Board as Executive Director in August 2007 with responsibility for Electricity Distribution & Generation operations. Tom was President of PG&E Corporation and Chairman and CEO of Pacific Gas and Electric Company from 2003 to 2007. Before that, he served as Senior Vice President of PG&E Corporation, and as President of PG&E National Energy Group having joined PG&E Gas Transmission as President in 1998. Prior to PG&E, he served as President and Chief Operating Officer of Kinder Morgan Energy Partners and served for nine years in officer positions in Enron’s inter-state pipeline businesses.

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the US Securities Act, and Section 21E of the US Securities Exchange Act of 1934. These statements include information with respect to National Grid’s financial condition, results of operations and businesses, strategy, plans and objectives. Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “targets”, “may”, “will”, “continue”, “project” and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations and decisions by governmental bodies or regulators; breaches of, or changes in, environmental, climate change and health and safety laws or regulations; network failure or interruption, the inability to carry out critical non-network operations and damage to infrastructure; performance against regulatory targets and standards, including delivery of costs and efficiency savings; customers and counterparties failing to perform their obligations; and unseasonable weather affecting energy demands. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates, commodity price indices and settlement of hedging arrangements; restrictions in National Grid’s borrowing and debt arrangements; changes to credit ratings of National Grid and its subsidiaries; adverse changes and volatility in the global credit markets; National Grid’s ability to access capital markets and other sources of credit in a timely manner and on acceptable terms; deflation or inflation; the seasonality of National Grid’s businesses; the future funding requirements of National Grid’s pension schemes and other post-retirement benefit schemes, and the regulatory treatment of pension costs; the loss of key personnel or the inability to attract, train or retain qualified personnel; new or revised accounting standards, rules and interpretations, including changes of law and accounting standards that may affect National Grid’s effective rate of tax; incorrect assumptions or conclusions underpinning business development activity and any restructuring or reorganisation of National Grid and its subsidiaries, and any unforeseen significant liabilities or other unanticipated or unintended effects of such activities, restructuring or reorganisation and the performance of National Grid’s subsidiaries. In addition National Grid’s reputation may be harmed if consumers of energy suffer a disruption to their supply. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid’s filings with and submissions to the US Securities and Exchange Commission (and in particular the Risk Factors and Operating and Financial Review sections in its most recent Annual Report on Form 20-F). The effects of these factors are difficult to predict. New factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.